[UBS Securities LLC Letterhead]

April 12, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Dominic Minore

Re:	Avenue Income Credit Strategies Fund
Registration Statement on Form N-2 (File Nos. 333-187149 and 811-22485)

Dear Mr. Minore:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, UBS Securities LLC, as dealer manager for the offering, hereby joins the above-referenced registrant in requesting that the effective date of such Registration Statement be accelerated so that it will be declared effective by 11:00 a.m., Eastern time, on April 16, 2013, or as soon thereafter as possible.

Yours truly,

UBS SECURITIES LLC

By:	/s/ Jack Rabun
	Name:	Jack Rabun
	Title:	Executive Director

By:	/s/ Harris Baltch
	Name:	Harris Baltch
	Title:	Associate Director